The Sumitomo Trust & Banking Co., Ltd.

NEW YORK BRANCH

527 MADISON AVENUE, NEW YORK, N.Y. 10022

TELEPHONE (212) 326-0600

PROCESSED
SEP 04 2008
THOMSON REUTERS

[redacted]

08004665

RECEIVED
2008 SEP -2 P 1:21

August 25, 2008

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

SUPPL

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Capital Ratio as of June 30, 2008

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

9/2

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By ______________________

Name: Toshiyuki Saito
Title: Vice president

On behalf of:
1) General Manager
2) The Sumitomo Trust and Banking Co. Ltd.
3) Financial Management Department

August 25, 2008

RECEIVED
2008 SEP -2 P 1:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

The Sumitomo Trust and Banking Co., Ltd.

Capital Ratio as of June 30, 2008

The Sumitomo Trust and Banking Co., Ltd. announces its BIS capital adequacy ratio as of June 30, 2008 as follows:

1. Consolidated

(Billions of Yen)	June 30, 2008	March 31, 2008
BIS Capital Adequacy Ratio	11.83%	11.84%
Tier I Capital Ratio	7.51%	7.33%
Total Qualifying Capital	1,755.0	1,732.2
Tier I Capital	1,114.2	1,073.3
Risk-Weighted Assets	14,826.2	14,625.9
Total Required Capital	1,186.1	1,170.0

2. Non-consolidated

(Billions of Yen)	June 30, 2008	March 31, 2008
BIS Capital Adequacy Ratio	12.66%	12.69%
Tier I Capital Ratio	8.15%	7.97%
Total Qualifying Capital	1,787.6	1,765.8
Tier I Capital	1,151.5	1,109.2
Risk-Weighted Assets	14,119.2	13,907.6
Total Required Capital	1,129.5	1,112.6

For further information, please contact:
IR Office, Financial Management Department
Telephone: +81-3-3286-8354
Facsimile: +81-3-3286-4654

END